UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly-Held Company Corporate

Taxpayer’s ID (CNPJ/MF): 06.948.969/0001-75

Company Registry (NIRE): 35.300.316.584

MATERIAL FACT

LINX S.A. (B3: LINX3; NYSE: LINX) in compliance with the provisions of Article 157, §4, of Law 6,404, as amended and in force, and CVM Instruction 358, as amended, announces the acquisition of Mercadapp Soluções em Software Ltda. (“Mercadapp”), by entering into the Purchase and Sale Agreement today between the sellers and Linx Sistemas e Consultoria Ltda. (“Linx”), wholly owned subsidiary of Linx S.A.

Founded in 2015, Mercadapp provides a white label platform for online sales solutions for small and medium-sized supermarkets in 17 Brazilian states, in addition to the Federal District. Its web platform and delivery solutions are cloud-based, serving approximately 170 stores in Brazil and its business model is based on recurring revenue (SaaS), combined with a transaction charge. Mercadapp's gross revenue forecast for 2021 is BRL 4.1 million.

For the acquisition, Linx will pay a total of BRL 7.0 million in fixed installments and, subject to the achievement of financial and operational goals for the years between 2020 and 2022, it will pay the amount of up to BRL 2.5 million. In addition, Linx will retain the amount of BRL 1.0 million subject to the absence of contingencies, setting the total transaction amount to BRL 10.5 million.

This is another step by Linx to strengthen platform and app delivery solutions, now also including supermarkets, a great growth opportunity for the Company. In this case, the rationale is to reinforce the cross-sell strategy with the end-to-end platform already offered by Linx, encompassing different opportunities in Linx Core, Linx Digital and Linx Pay.

The acquisition was approved by the Company's Board of Directors on the date of the signing of the Agreement, pursuant to article 23, item (xxvii) of the Company's Bylaws, with the assumptions provided for in article 256 of the Brazilian Corporate Law not being verified.

São Paulo, November 13, 2020.

Ramatis Rodrigues

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer